UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):
           |_| Form 10-KSB |_| Form 11-K |_| Form 20-F |X| Form 10-QSB

                      For Period Ended: September 30, 2006

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

           For the Transition Period Ended: ____________________________

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                               ___________________

                                     PART I
                             REGISTRANT INFORMATION

                           CYBER DEFENSE SYSTEMS, INC.
                           ---------------------------
                             Full Name of Registrant

                            1090 Roosevelt Boulevard

             Address of Principal Executive Office (Street and Number)

                          St. Petersburg, Florida 33716

                            City, State and Zip Code

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                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its form 10-QSB within the prescribed period due to ministerial difficulties, without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:



              Arthur S. Marcus             (212) - 752-9700
              ----------------             ----------------
                  (Name)               (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

The Company expects its net loss for the three months ended September 30, 2006 to approximate $16,000,000, as compared to a loss of $719,460 for the three months ended September 30, 2005. The net loss for the three months ended September 30, 2006 is primarily due to the impairment of the value of the license with 21st Century Airships, Inc. of approximately $11,330,000, increases in stock option compensation of approximately $1,270,000 and decreases in income tax benefit of approximately $1,582,000 when compared to the three months ended September 30, 2005. In addition, there were increases in general and administrative expenses for the 2006 period due to increases related to Techsphere, which was acquired September 19, 2005 and as a result only 11 days were included in the 2005 period as compared to three months expenses during the three months ended September 30, 2006..

The Company expects its net loss for the nine months ended September 30, 2006 to approximate $18,200,000 as compared to a loss of $15,487,174 for the nine months ended September 30, 2005 due primarily to the impairment of the value of the license with 21st Century Airships, Inc. of approximately $11,330,000, an increase of approximately $6,753,000 when compared to the impairment of goodwill related to the Cyber Aerospace acquisition of $4,577,000 in the nine month period ended September 30, 2005. The nine months ended September 30, 2006 reflects a derivative valuation gain of approximately $3,000,000 for the nine months ended September 30, 2006, a decrease of approximately $10,700,000 when compared to a derivative valuation loss of $7,673,072 for the nine months ended September 30, 2005. In addition, the nine months ended September 30, 2006 reflect increases in stock option compensation of approximately $2,260,000 and decreases in income tax benefit of approximately $1,365,000 when compared to the nine months ended September 30, 2005. In addition, there were increases in general and administrative expenses for the 2006 period due to increases related to Techsphere, which was acquired September 19, 2005 and as a result only 11 days were included in the 2005 period as compared to nine months expenses during the nine months ended September 30, 2006. In addition, interest expense in the 2006 periods was significantly higher than in 2005 due to higher levels of debt and the amortization of the discount related to the beneficial conversion features of certain debt during the nine months ended September 30, 2006, which has been recorded as additional interest.

The current period's figures are preliminary and are subject to further review and adjustment, the results of which could be material.



CYBER DEFENSE SYSTEMS, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


            Date: November 14, 2006                 By: /s/ David M. Barnes
                                                        -----------------------
                                                        David M. Barnes
                                                        Chief Financial Officer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)